ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt,Ph.D.
Executive Vice President

DEC 2 2 2004
1086

12g3-2(b) File No.82-4922

Ref No. CN. 798/2004

December 22, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

04046922

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
DEC 2 9 2004
THOMSON
FINANCIAL

12/29

CS026-4-03

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

SS.5-2960/2004

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

December 21, 2004

Dear President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the fifth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on January 17, 2005, we would like inform you the details of the fifth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 92 days duration – from October 16, 2004 to January 15, 2005 . And, we will close the book for interest payment at noon of January 4, 2005.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)

Vice President

Securities Services Department

Tel. 0 2470 1981 - 3

SS06013-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 1144-5
www.kasikornbank.com Registration No PCL 105